Vantage Energy Inc.
116 Inverness Drive East, Suite 107
Englewood, Colorado 80112

November 1, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  H. Roger Schwall

Re:                 Vantage Energy Inc.

Registration Statement on Form S-1

File No. 333-213615

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Vantage Energy Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”), together with all exhibits thereto, be withdrawn as of the date hereof or as soon thereafter as practicable.  The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Please direct any questions regarding this request to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Sincerely yours,

VANTAGE ENERGY INC.

By:	/s/ Thomas B. Tyree, Jr.
Name:	Thomas B. Tyree Jr.
Title:	President and Chief Financial Officer